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                                                                   July 26, 1999

Condev Land Fund II, Ltd.
Second Quarter 1999

Dear Limited Partner:

The financial statements of the Partnership for the second quarter of 1999 are on the reverse side hereof. There were no sales of property and no distributions to limited partners during the quarter. As of June 30, 1999, the net asset value (book value) per unit of limited partner interest was $87.87. As of June 30, 1999, the Partnership owned or had an interest in two remaining properties:

Alafaya Trail/McCulloch Road. This property has been under contract with a
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successful developer of retail sites since May 1998. Closing is scheduled for
July 28, 1999. The financial details of the transaction are currently being reviewed by the Partnership's auditors, and it is anticipated that a distribution will be made to limited partners in mid-August, 1999.

Glenbrook P.U.D.. This property consists of three separate parcels: multi-
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family, commercial, and single-family. The multi-family parcel has been under contract with a developer of affordable apartments since January 1998. Originally scheduled to close in December, 1998 this contract was extended to allow the general partner time to complete the required sewer, water and other off-site improvements pursuant to the terms of the sales contract. These improvements are now substantially complete. In June, 1999, the Partnership was advised by the contract buyer that the Florida Housing Finance Authority was in disagreement with the Buyer over funding of this project, and the Buyer is attempting to resolve his differences with the FHFA. In the meantime, the contract has lapsed, and it is uncertain as to whether we will be able to agree on satisfactory terms with the buyer. The 71-acre single family site is under contract with a closing date now rescheduled for July 30, 1999. However, the buyer has requested an additional extension of the closing date for six months. The Partnership is negotiation with the contract holder, but there can be no assurance that a satisfactory arrangement can be concluded. The 20-acre commercial tract is under contract with a developer specializes in retail development. The inspection period under this contract is until August 14, 1999 followed by closing in 90 days.

As a condition of the Glenbrook contracts for sale, the Partnership has agreed to extend sewer and water service to the properties, to design and construct a spine road from U.S. Highway 27 into the development, and to construct a lift station to serve the property after development. These improvements, now substantially complete, are being financed under a secured line of credit established by the Partnership with a commercial bank. The cost of these improvements has been added to the purchase price of the contracts for sale, and borrowings under the line of credit will be repaid from sales proceeds.

Please feel free to contact the Investor Relations office if you have any questions or would like additional information concerning your investment.


Sincerely yours,


CONDEV ASSOCIATES